FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                      For the month of November 2007 No.4

                            TOWER SEMICONDUCTOR LTD.
                 (Translation of registrant's name into English)

                    P.O. BOX 619, MIGDAL HAEMEK, ISRAEL 23105
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

     On November 15, 2007, the Registrant announced that it opened a Taiwan representative office to expand presence in the Asia Pacific Region. Attached hereto is a copy of the press release.

     This Form 6-K is being incorporated by reference into all effective registration statements filed by us under the Securities Act of 1933.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            TOWER SEMICONDUCTOR LTD.

Date: November 15, 2007                     By: /s/ Nati Somekh Gilboa
                                            --------------------------
                                            Nati Somekh Gilboa
                                            Corporate Secretary

        TOWER SEMICONDUCTOR OPENS TAIWAN REPRESENTATIVE OFFICE TO EXPAND
                        PRESENCE IN ASIA PACIFIC REGION

 FURTHER BROADENS SUPPORT FOR CURRENT CUSTOMERS AND MARKETING TO NEW CUSTOMERS

MIGDAL HAEMEK, Israel, November 15, 2007 - Tower Semiconductor Ltd. (NASDAQ:
TSEM; TASE: TSEM), an independent specialty foundry, today announced the opening of a representative office in Taiwan to support its increasing presence throughout the Asia Pacific region. Tower's new office will be located in Hsinchu and will serve existing and future regional customers.

"Tower began serving customers within the Taiwan market more than five years ago, and since then, we have grown the number of local customers to a full dozen," said Russell Ellwanger, CEO of Tower. "Opening a representative office in Taiwan is part of Tower's strategy to enhance its business activities in the Asia Pacific region, and serves as a foundation to further expand our presence throughout additional countries within the area."

The Taiwan-based representative office will provide applications and logistical support to Tower's existing customers, and will also perform marketing activities aimed at the local market to increase its customer base. The company's specialty foundry focus is a perfect match to many Taiwanese fabless companies that seek professional manufacturers, such as Tower, who provide specialized expertise within designated manufacturing areas. Tower serves about a dozen customers in Taiwan, amongst them are Macronix, Modiotek, Winbond, MagicPixel and ViTi.

Tower provides cost effective manufacturing foundry services in digital CMOS process technologies. In addition, Tower specializes in the production and support of products in the mixed-signal and RF-CMOS, CMOS image sensors, power management and power devices and embedded NVM domains.

Currently, Tower operates two foundry facilities in Israel: Fab1 is a 6-inch wafer Fab and produces in 1.0- to 0.35- microns. Fab2 is a state-of-the-art, 8-inch wafer Fab that manufacturers in 0.18-, 0.16- (in aluminum) and 0.13-microns (in copper). Tower is in the process of ramping its Fab2 to over 30,000 wafers per month.

ABOUT TOWER SEMICONDUCTOR LTD.:

Tower Semiconductor Ltd. (Nasdaq: TSEM, TASE: TSEM) is an independent specialty foundry that delivers customized solutions in a variety of advanced CMOS technologies, including digital CMOS, mixed-signal and RF (radio frequency) CMOS, CMOS image sensors, power management devices, and embedded non-volatile memory solutions. Tower's customer orientation is complemented by its uncompromising attention to quality and service. Its specialized processes and engineering expertise provides highly flexible, customized manufacturing solutions to fulfill the increasing variety of customer needs worldwide. Offering two world-class manufacturing facilities with standard and specialized process technologies ranging from 1.0- to 0.13-micron, Tower Semiconductor provides exceptional design support and technical services to help customers sustain long-term, reliable product performance, while delivering on-time and on-budget results. More information can be found at http://www.towersemi.com.

SAFE HARBOR:

This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect our business is included under the heading "Risk Factors" in our most recent Annual Report on Forms 20-F, F-1, F-3 and 6-K, as were filed with the Securities and Exchange Commission and the Israel Securities Authority. We do not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

                                   ----------

CONTACTS:

Tower Semiconductor Taiwan
Jerry Wang, +886 (0)920 037 678
Taiwan_office@towersemi.com

or

Tower Semiconductor USA
Michael Axelrod, +1 408 330 6871
pr@towersemi.com

or

Shelton Group
Melissa Conger,+1 972 239 5119 ext. 137
mconger@sheltongroup.com